Exhibit 12.1

Momenta Pharmaceuticals, Inc.
Ratio of Earnings to Fixed Charges	*** All data (except ratio) are in thousands.

								Three Month
								Period Ended
	Year Ended December 31,							March 31,
	2012	2011		2010		2009	2008	2013

Net Income (Loss)	$(58,648)	$180,356		$37,290		$(64,012)	$(62,637)	$(24,116)
Add: Fixed Charges	700	533		685		927	1,156	152
Net Income (Loss) As Adjusted	$(57,948)	$180,889		$37,975		$(63,085)	$(61,481)	$(23,964)

Interest Expense	—	91		329		570	798	—
Estimate of Interest Included within Rental Expense	700	442		356		357	358	152
Total Fixed Charges	$700	$533		$685		$927	$1,156	$152

Ratio of Earnings to Fixed Charges	*	339	x	55	x	*	*	*

Deficiency of Earnings to Fixed Charges	$(58,648)	—		—		$(64,012)	$(62,637)	$(24,116)

* Less than one to one coverage